Exhibit 4.11

EMPLOYMENT AGREEMENT

     The following terms set forth the agreement between Jack Klues (“Executive”), Publicis Groupe S.A. (the “Company”) and the Starcom Worldwide division of Leo Burnett USA, Inc. (“SMV”) (collectively, the “Parties”), effective as of July 1, 2004 (“Effective Date”).

     WHEREAS, Executive and the Philadelphia Merger Company f/k/a Bcom3 Group, Inc. have been party to a Change in Control Agreement (“CIC Agreement”) dated February 26, 2002; and

     WHEREAS, the Company has now decided to offer and Executive has decided to accept continuing employment at the Company, on the terms specified herein.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

     1. Definitions. For the purposes of this Agreement (the “Agreement”), the following definitions apply:

          (a) Client. “Client” refers to (i) any entity or person that is a client of the Company at the time of Executive’s separation, or if he is still employed, on the date of his alleged violation of this Agreement; (ii) any entity or person who was a client of the Company at any time during the one year period immediately preceding his separation, or if he is still employed, during the one year period immediately preceding his alleged violation of this Agreement; and (iii) any prospective client to whom the Company had made a formal presentation or similar offering of services during the one year period immediately preceding his separation or, if he is still employed, during the one year period immediately preceding his alleged violation of this Agreement.

          (b) Company. The “Company” refers to Publicis Groupe, S.A. and, where the context provides, its predecessors, successors, assigns, and any subsidiary, affiliated, or related companies of Publicis Groupe, S.A., as well as its successors, assigns, subsidiaries, affiliates and, related companies,

          (c) Confidential Information. “Confidential information” includes, without any limitation, the Company’s confidential intellectual property, research and development information, business plans, unique selling, servicing methods and business techniques, training, service and business manuals, vendor and product information, secrets, creative concepts, advertising and marketing ideas and executions of those ideas (including slogans, themes, strategies, music, characters and potential new products), the identity of Company personnel assigned to specific projects, financial information regarding the Company and its clients, research and consumer perception data and methodologies, media plans, direct and integrated marketing strategies and Company commission/compensation arrangements as well as any other information that constitutes a “trade secret” as that term is defined under the Uniform Trade Secret Act; provided, confidential information shall not include information what is publicly known (other than through a wrongful disclosure by Executive). Confidential information may be disclosed to Executive either orally or in writing or on disc or other media, and such information may include graphic material.

          (d) Publicis Groupe Media. “Publicis Groupe Media” shall refer to Starcom MediaVest Group (“SMG”), ZenithOptimedia Group (“ZOG”) and all agencies within the network of agencies operated by ZOG and SMG. For the duration of the Term, Publicis Groupe Media shall be exclusively responsible for the management of all media assets of the Company as of the date hereof, other than the Saatchi and Saatchi U.S. media accounts for Toyota and General Mills for so long as those accounts are assigned to and the responsibility of Saatchi and Saatchi U.S., and any other media accounts as agreed by Executive. Executive shall be the most senior executive of Publicis Groupe Media (Executive as CEO and as (and when) successor Chairman as provided in Section 3(b)). Executive shall remain a member of the Publicis Groupe Media Management Board and a member of Publicis Groupe’s management group commonly referred to as the “P-12”. The Chief Executive Officer of the Company shall before the end of 2005 propose the nomination of the Executive for appointment to the Directoire by the Nomination Committee of the Company (provided, the failure of which appointment in good faith shall not constitute a Constructive Discharge hereunder).

               Executive shall have no responsibility for any media assets that Publicis Groupe may acquire after the effective date of this Agreement, unless the Company determines, at its complete discretion, otherwise.

          (e) Termination for Cause. Termination for “Cause” means any of the following: (i) indictment or conviction of a felony or a crime involving moral turpitude with respect to the Company (other than Limited Vicarious Liability), or the commission of any other willful act involving fraud with respect to the Company, provided, if any such indictment does not result in a conviction (including a plea of guilty or no contest), then any such termination of Executive shall be without Cause (unless the Directoire/Conseil of the Company (“Board”) determines that there exist other grounds for a termination for “Cause” hereunder); (ii) conduct tending to bring the Company into substantial public disgrace or disrepute; (iii) continued and repeated failure or refusal to perform material duties consistent with Executive’s position, as reasonably directed by the Company; (iv) the commission of willful gross negligence or willful misconduct with respect to the performance of Executive’s duties for the Company; or (v) the willful material breach of this Agreement or of any substantial written policy adopted by the Company and given to the Executive, including, but not limited to, confidentiality, conflicts of interest or standards of business conduct. For the purposes of this Agreement: (A) no act or omission shall be “willful” if conducted in good faith and with a reasonable belief that such conduct was in the best interests of the Company, and (B) “Limited Vicarious Liability” shall mean any liability which is (1) based on acts of the Company for which Executive is responsible solely as a result of his office(s) with the Company and (2) provided that (x) he was not directly involved in such acts and either had no prior knowledge of such intended actions or promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability or (y) he did not have a reasonable basis to believe that a law was being violated by such acts. Failure to attain financial or other business objectives shall not be deemed a failure to perform duties unless it is due to continued and repeated failure to perform material duties consistent with Executive’s position.

          (f) Constructive Discharge. “Constructive Discharge” means at any time during the Term any of the following: (i) a material diminution in the Executive’s reporting relationships, (ii) a material diminution in the Executive’s duties and responsibilities taken as a whole, (iii) a reduction in his base salary, (iv) a material reduction in his bonus opportunity or level of benefits other than a reduction in level of benefits that is reasonably consistent with changes affecting all senior executives of the Company, (v) requiring the Executive to relocate his office outside of Chicago, Illinois, or assigning him duties that would reasonably require such relocation; (vi) the Company’s failure to assign and to cause a successor to assume this Agreement, and (vii) any other material breach by the Company of this Agreement. Failure to complete the integration of media assets by December 31, 2004 shall not constitute constructive discharge.

     2. Employment. The Company shall continue to employ Executive, and Executive accepts such employment with the Company, upon the terms and subject to the conditions set forth in this Agreement, for the period beginning on the Effective Date and ending as provided in Section 5 below (the “Employment Period”).

     3. Position and Duties.

          (a) Executive will continue to be the Chief Executive Officer of SMG. As CEO, Executive shall perform such executive, supervisory, managerial and consulting services to the Company commensurate with his position as the Company may from time to time reasonably request.

          (b) The Company is finalizing its internal plans to form a new Management Board, referred to as Publicis Groupe Media to fortify its media assets, including the SMG and ZOG media operations. Executive shall be a member of the P-12 and serve on the Management Board of Publicis Groupe Media . Roger Haupt shall be Chairman of Publicis Groupe Media. When Mr. Haupt retires, Executive shall, in addition to his duties herein, succeed Mr. Haupt as Chairman. As Chairman of Publicis Groupe Media, Executive shall be the most senior executive directly responsible for the management and operation of Publicis Groupe Media. In these roles, Executive shall perform such executive, supervisory, managerial and consulting services to the Company as are commensurate with his position as the Company may from time to time reasonably request.

          (c) Subject to the rights and benefits of Executive under the terms of this Agreement, SMV agrees to employ Executive during the Term, to make Executive’s services available to the Company to be a member of the P-12 and to serve as a member, and later Chairman, of the Management Board of Publicis Groupe Media, and to

provide such compensation and benefits to Executive as are contained in this Agreement or as later directed by the Company.

          (d) Executive shall devote his full time and attention to the Business and shall not perform work outside the Company without the prior approval of the Company. However, the Executive may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, educational, religious and similar types of activities, speaking engagements and membership on other boards of directors, provided such activities do not interfere in any material way with the business of the Company and are consistent with the terms of this Agreement; provided that, Executive cannot serve on the board of directors of a publicly-traded company without the Company’s written consent. The time involved in such activities shall not be treated as vacation time. Executive shall be entitled to keep any amounts paid to him in connection with such activities (e.g., director fees and honoraria).

          (e) Executive agrees that he shall abide by, and shall conduct business in accordance with and subject to, all applicable policies and procedures of the Company, including all employee and ethical policies of the Company, and all client conflict-of-interest policies applicable to the Company or to subsidiaries of the Company generally, as such policies may exist from time to time. Executive also understands and agrees that the business and affairs of Publicis Groupe Media shall be conducted in accordance with Publicis Corporate Policies (“PCP’s”) and the Company’s strict legal and ethical standards, including, without limitation, compliance with all commercial, tax, labor and other laws (including the U.S. Foreign Corrupt Practices Act).

     4. Compensation and Benefits.

          (a) Base Salary. As of July 1, 2004, Executive’s base salary will be $800,000.00 per annum, which will be payable in regular installments in accordance with the Company’s general payroll practices for salaried employees. The Company will review, and consider increasing (but not decreasing), Executive’s base salary in the third quarter of 2005, to be effective January 1, 2006, on the basis of such business-related factors as it considers relevant, including Company performance, client satisfaction, Executive’s performance and industry data, in accordance with prior practice, (it being understood, however, that the Company will not be required to make any such increase). Thereafter, the Company biennially will review, and consider increasing (but not decreasing), Executive’s then current base salary on the basis of such business-related factors.

          (b) Annual Incentive Compensation Plan. The Company maintains an Annual Incentive Compensation Plan for the most senior officers of the Company, which pays a cash bonus for each fiscal year that is based upon the performance results of the Company. Executive’s target annual incentive opportunity is eighty percent (80%) of base salary for complete achievement of Company goals in accordance with that plan. Depending on the achievement of such goals, the range of Executive’s annual incentive opportunity shall range from zero to one hundred and sixty percent (160%) of his base salary.

          (c) Long-Term Incentive Plan. The Company is in the process of implementing a long-term incentive plan. Executive will be a participant in that plan and will have minimum, target and maximum award opportunities, and terms and conditions of award, no less favorable than the most favorable arrangement for any other similarly situated executive of the Company. The plan has been approved by the Publicis Groupe Board and disclosed in documents filed with the SEC and the French COB. Once plan details are formally developed and released, Executive shall be offered the opportunity to participate in that plan.

          (d) Expense Reimbursements. The Company will reimburse Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement and in accordance with the policies of the Company in effect from time to time with respect to travel and other business expenses, subject to the requirements that the Company may establish from time to time with respect to reporting and documentation of such expenses.

          (e) Vacation. Executive will be entitled to six (6) weeks of paid vacation per year.

          (f) Benefits. Executive will be entitled to retirement, health (including retiree medical insurance), life insurance, long-term disability and other benefits and perquisites no less favorable than the benefits and coverage and perquisites provided to other senior executive officers of the Company, subject to the terms and conditions of the applicable plans. These benefits also are subject to change from time to time, so long as any such change applies to all other similarly situated senior executive officers; provided, (i) the Executive is a party to the Leo Burnett Company Executive Employment Consultancy Arrangement dated June 20, 1997 (“EECA”) (providing, among other benefits, executive consultancy payments and continuation of employee health benefits at active employee rates for a period of five years after retiring as an officer of the Company), which is related to the Executive’s service as a Leo Burnett Company, Inc. (and successor) director, and which may not be revised or revoked except with the Executive’s express consent, and (ii) if, at the termination of the five year period of coverage for such health benefit under the EECA, medical retiree benefits are unavailable to Executive because of an amendment or termination of the retiree medical program applicable to all otherwise covered similarly situated executives of the Company, then the Company shall provide $50,000 to Executive for purposes of purchasing alternative medical insurance.

          (g) Change in Control. Executive will participate in any change in control arrangement adopted by the Company which applies to any executives of the P-12 who are not members of the Directoire. If Executive is a member of the Directoire, he will participate in any change in control arrangement adopted by the Company which applies to members of the Directoire.

          (h) Stock Options. Subject to a contrary decision of the Directoire, if a participant in the Company’s Stock Option Plan ceases to be employed within the Company by reason of dismissal or retirement at or after his normal retirement age, options cease to be exercisable on the date of delivery of the notice of termination or on the date of the actual departure from the Company, as the case may be, and are cancelled three months later. In the event Executive retires after age 55 or is terminated without cause, in the absence of extenuating circumstances the Chief Executive of the Company will propose to the Directoire that they decide that Executive should keep his options and the related rights as if he remained employed by the Company.

          (i) Taxes. All taxable compensation payable to the Executive shall be subject to customary withholding taxes and such other employment taxes as required.

     5. Term and Termination. The Employment Period shall extend through December 31, 2009 (“Term”). However, this employment relationship may be terminated by either party at any time prior to the last day of the Term, provided that the following conditions are observed. The date on which the termination takes effect shall be the end of the Employment Period. Employment also will end immediately upon Executive’s death or permanent total mental or physical disability or incapacity (as determined by a mutually acceptable healthcare provider).

          (a) Prior to the last day of the Term, Executive may terminate his employment for the following reasons:

          (i) Voluntary Resignation. Should Executive’s employment be terminated as a result of Executive’s voluntary resignation, Executive must provide the Company with six (6) months notice of such termination; provided that the Company shall retain the sole and absolute right to suspend the Executive, with pay, active employee benefits and service credit under all benefit plans and incentive awards, for any or all of such six month period.

          (ii) Constructive Discharge. If the Executive decides to terminate employment due to Constructive Discharge, he must give the Company thirty (30) days notice of his intent and provide the Company with a reasonable opportunity within which period to cure the issues that the Executive believes constitute Constructive Discharge; provided that the Company shall retain the sole and absolute right to suspend the Executive, with pay, active employee benefits and service credit under all benefit plans and incentive awards, for any or all of such thirty (30) day period.

          (b) Prior to the last day of the Term, Employment may be terminated by the Company as follows:

          (i) Termination for Cause. If the Company decides to terminate the Executive for Cause, it must give the Executive thirty (30) days notice of its intent and provide the Executive with a reasonable opportunity within which period to cure the issues that the Company believes constitute Cause; provided that the Company shall retain the sole and absolute right to suspend the Executive, with pay, active employee benefits and service credit under all benefit plans and incentive awards, for any or all of such thirty (30) day period.

          (ii) Termination Other Than for Cause. The Company may terminate the Executive for any reason other than for Cause upon six (6) months written notice to the Executive; provided that the Company shall retain the sole and absolute right to suspend the Executive, with pay, active employee benefits and service credit under all benefit plans and incentive awards, for any or all of such six (6) month period.

     6. Final Compensation and Severance Compensation.

          (a) If the Executive’s employment terminates pursuant to Section 5(a)(i) or 5(b)(i), Executive shall be entitled to the following final compensation:

          (1) Any accrued but unpaid salary and unreimbursed expenses due as of the last day of the Employment Period;

          (2) Any amounts payable under any of the Company’s benefit plans in accordance with the terms of those plans;

          (3) Any guaranteed or other bonus that is earned by virtue of continued employment through the last day of the performance period but which is not yet paid;

          (4) Any amount owing with respect to accrued but unused vacation days as of the last day of the Employment Period;

          (5) Benefits due under the EECA in accordance with the terms thereof; and

          (6) Subject to the provisions of Section 4(f)(ii) hereof, provided that he meets the eligibility requirements, continued coverage under the Company’s Retiree Medical policy in effect at that time after the end of any period covered by the EECA.

In the event, as of the date of termination, there is any difference between the policies of Publicis Groupe Media and of any other functional unit of the Company, for which Executive shall have responsibility, with respect to unused vacation days and Retiree Medical, subject to Section 4(f)(ii), the policy that is more advantageous to the Executive shall apply as such policy is in effect from time to time.

          (b) If Executive’s employment terminates pursuant to Section 5(a)(ii) or 5(b)(ii), Executive shall be entitled to the final compensation set forth at Section 6(a) and the compensation and benefits provided in this Section 6(b). Executive will receive twelve (12) months of separation pay which will be paid to Executive in regular semi-monthly payments, less required withholdings, plus twelve (12) months of outplacement assistance for senior executives at a nationally-recognized firm selected by Executive and reasonably approved by the Company. Executive’s severance payments will be equal to the sum of Executive’s base salary, plus his target annual incentive award opportunity, at the time of termination (without regard for any reduction in such compensation constituting grounds for Constructive Discharge). Executive also will be eligible for a pro-rated amount of any annual incentive compensation for the year of his termination, payable when such amounts are paid to other senior executives. Executive also will continue to participate in the following benefits (at active employee rates), which benefit plans are subject to change, (on a post-tax basis) during the one year separation period: medical, dental, vision, health care flexible spending account, and employee assistance program, followed by health benefits due under the EECA, thereafter followed by Executive’s COBRA benefits and thereafter followed by Retiree Medical benefits (subject to Section 4(f)(ii) hereof). All amounts and benefits provided under the EECA shall be immediately vested and shall be payable commencing on the day following the last day of the one year separation period (and not on the Commencement Date otherwise provided therein).

          (c) No payment under this Section 6 shall be reduced by any amount the Executive may earn or receive from employment or any other source of income after the end of the Employment Period, and the Executive shall not have any obligation to seek other employment or otherwise to mitigate Company’s payment obligations. Should Executive violate the post-employment obligations contained in this Agreement, the Company may cease to make any payments or benefits described in Section 6(b) or 6(c), as the case may be; provided, if the Company suspends such payments or benefits on the grounds of an alleged such violation and it is determined that Executive did not violate such obligations, then the Company shall pay Executive, in addition to all such suspended amounts, interest for the duration of such suspension at the prime rate, from time to time in effect (compounded calendar quarterly).

          (d) In consideration of the payments due under Section 6(b) or 6(c), the Company and the Executive shall sign (and not revoke) a mutually agreeable full mutual release of all claims between the Executive and the Company.

          (e) Upon Executive’s death or termination of his employment due to a permanent total mental or physical disability or incapacity: (i) Executive shall be immediately vested in his benefit under the EECA and shall have a deemed Commencement Date (as defined in the EECA) as of the date of termination, (ii) all profit sharing amounts, and all long-term incentive awards and other qualified and nonqualified benefit plans subject to vesting over a period of employment, will vest or not vest according to the terms of such plans and awards as applied in the case of death or permanent total disability, as appropriate, and (iii) Executive (if he is surviving) and his wife shall be immediately vested and eligible for Retiree Medical benefits, subject to Section 4(f)(ii) hereof.

     7. Assignment of Discoveries, Inventions and Improvements. Executive agrees to assign to the Company, its successors, or anyone it designates, all of his rights to any discoveries, inventions and improvements, whether patentable or not, that are made, conceived or suggested, either by himself or with others relating to the Business. This includes any discovery, invention or improvement that occurs with the use of Company time, material or facilities and is related in any way to the existing or contemplated scope of the Company’s business. If Executive’s employment with the Company is terminated for any reason, including if he resigns, he is responsible for honoring this agreement for one year after his departure respecting such discoveries, inventions and improvements developed by Executive during his employment with the Company. This includes, but is not limited to, providing all appropriate documents used in applying for, obtaining, maintaining, and enforcing foreign or domestic patents or other intellectual property rights. Expenses (including reasonable professional fees) incurred for information requested by, and any such assignment to, the Company will be paid for by the Company.

     8. Access to Confidential Information. Executive understands that confidential information is developed by the Company through substantial expenditures of time, effort and money, and it is valuable and unique property. Executive acknowledges that in the course of his employment with the Company, he will have had and shall continue to become familiar with this information. To protect the business, he therefore agrees that any confidential information that he receives during his employment with the Company must be kept confidential both during and after his employment. Except as Executive deems appropriate to discharge his duties to the Company or pursuant to a subpoena, Executive will not, directly or indirectly, at any time during or after his employment with the Company, disclose or use any confidential information that Executive learns of as a result of his activities on behalf of the Company, no matter when or how the information was acquired. Subject to the preceding sentence, Executive agrees that this information, no matter whether written, spoken, or remembered, cannot be disclosed for any unauthorized reason.

Because confidential information is valuable and unique property and because Executive services have been and shall continue to be of special, unique and extraordinary value to the Company, Executive agrees that it is necessary for the protection of the Business that Executive not compete with the Business during Executive’s employment and for a reasonable period of time after his employment as described in this Agreement.

     9. No Competition and No Solicitation.

          (a) No Competition. During the Employment Period and for a period of twelve (12) months following Executive’s separation from the Company, for any reason, Executive agrees not to directly or indirectly:

          (i) enter into or engage in any business activity for any business which competes with the business, without specific written consent of the Chief Executive officer of the Company; or

          (ii) promote or assist, financially or otherwise, any person, firm, association, partnership, corporation or other entity engaged in any business which competes with the Business.

          (b) No Solicitation. During the Employment Period and for a period of twenty-four (24) months following Executive’s separation from the Company, for any reason, Executive agrees not to directly or indirectly:

          (i) solicit vendors, clients, business, patronage or orders for or sale or purchase of any products and services in competition with the Company’s business;

          (ii) divert, entice or otherwise take away any vendors, clients, business, or patronage of the Business or attempt to do so; or

          (iii) solicit for purposes of employment any Company employee, induce any Company employee to terminate employment for purposes of competing with the Business, interfere with the relationship between the Company and its employees, or hire, or induce others to hire, any Company employee, unless such hiring is authorized in writing and in advance, by the Company.

          (c) Violation. It will be considered a violation of this Section 9 if Executive engages in any or all of the activities described herein whether as an individual on his own behalf, or indirectly as a partner, joint venturer, employee, agent, salesperson, consultant, officer and/or director of any firm, association, partnership, corporation or other entity, or as a stockholder of any competing corporation in which Executive, his spouse, child or parent owns, directly or indirectly, individually or in the aggregate, more than one percent (1%) of the outstanding stock.

          (d) Acknowledgement. Executive agrees that the restrictions set forth in this Section 9 are in addition to any separate restrictive covenants entered into by him with the Company as are set forth in Executive’s EECA, Bcom3 Stock Purchase Agreement dated January 31, 2000, and any award or agreement hereafter entered into with the Company, such as a stock option or other incentive equity award or agreement. Executive further agrees that the limitations contained in this Section 9 are reasonable with respect to subject matter, time period and geographical area (it being further acknowledged by Executive that the scope of the Business is independent of location due to the global nature of his duties and thus it is impractical to limit the restrictions contained herein to a specific country) and that the potential harm to Company of the non-enforcement of the restrictions outweighs any harm to Executive that may be caused by enforcement of such restrictions, by injunction or otherwise. Executive also acknowledges that but for his employment with the Company, he would not have come into contact or have associated with the Company’s clients.

     10. Return of Company Property. Upon termination of Executive’s employment with the Company, for any reason, Executive agrees to return, in good condition, all property belonging to the Company. This includes, but is not limited to, computers, computer-related hardware, computer software, key cards, credit cards, cellular phones, PIM cards, personal data assistants (PDAs), fax machines, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze, refer or relate to any confidential information or proprietary property of the Company.

     11. Duty to Disclose. During Executive’s employment and after Executive’s employment with the Company, he will provide a copy of the provisions of Sections 7, 8, 9, and 12 of this Agreement to any person, firm, association, partnership, corporation or other entity which intends to employ, associate with, or represent Executive.

     12. Remedies. Except as to any controversy or claim relating to Sections 7, 8, 9, and 10, all controversy or claim arising out of or relating to this Agreement (or the breach thereof)

shall be settled by final, binding, and non-appealable arbitration in Chicago, Illinois. The arbitration shall be conducted in accordance with the rules governing employment disputes of the American Arbitration Association then in effect. As to Sections 7, 8, 9, and 10, the Company reserves all remedies which it may have at law or in equity including, without limitation, injunctive relief. Executive acknowledges that the Company has the right to seek such relief, and he also agrees that the Company may do so without the necessity of proof of actual damage.

     13. Indemnification. The Company shall indemnify the Executive to the fullest extent allowed under the charter, by-laws and the applicable corporation law of the state where SMG is incorporated. The Company shall maintain officers’ and directors’ liability insurance coverage for the Executive while he is employed by the Company or SMG (or Publicis Groupe Media) or is serving on any board of directors of SMG (or Publicis Groupe Media) or of any affiliate of the Company, and at all times thereafter for the duration of any period of limitations during which any action may be brought against the Executive, in such amount and to the same extent as the Company covers the Chief Executive Officer of the Company. The Company shall not take any action that would impair the Executive’s rights to indemnification under the Company’s by-laws, as currently in effect. Said by-laws are subject to change.

     14. Inconsistency. In the case of any conflict between the terms of this Agreement and the provisions of any plan, policy or practice of the Company as in effect from time to time, this Agreement shall control.

     15. Reasonableness of Agreement. Executive acknowledges and agrees that his obligations under this Agreement are reasonable in the context of the nature of the Business and the competitive injuries likely to be sustained by the Company if he violates these obligations. In addition, he acknowledges that this Agreement is made in good, valuable and sufficient consideration of the Company’s willingness to employ or continue employing Executive.

     16. Modification of Agreement. No modification, waiver, amendment or addition to any of terms of this Agreement will be effective unless a written agreement is signed by Executive and the Company. If the Company or the Executive elects not to enforce any provision of this Agreement, it is not a waiver of the provision or of the right of the Company or the Executive to enforce each and every provision in the future.

     17. Assignment. This Agreement is not assignable by Executive or the Company without the prior written consent of the other, except that the Company may assign it to any assignee of or successor to substantially all of the business or assets of Company, or any of its divisions, its direct or indirect subsidiaries, or any of its affiliated or related companies.

     18. Tolling. If it is judicially determined that Executive has violated any of his obligations as described in Section 9 of this Agreement, then the period applicable to each obligation that has been violated will automatically be extended by a period of time equal in length to the period during which such violation(s) occurred.

     19. Severability and Survivability. Should any court of competent jurisdiction determine that any provision of this Agreement is unenforceable, the parties agree that the court should modify the provision to the minimum extent necessary to render said provision enforceable. Should any court of competent jurisdiction determine that any provision of this Agreement is unenforceable and cannot be modified to be enforceable, that provision shall become void, leaving the remainder of the Agreement in full force and effect. The provisions of this Agreement are applicable irrespective of and shall survive any termination of Executive’s employment, whether by the Company or by Executive, whether voluntary or involuntary, for cause or without cause, and irrespective of any other termination or expiration of this or any other written or oral agreement or arrangement with the Company.

     20. Notice. Any notice, designation, consent, offer, acceptance or any other communication provided for herein shall be given in writing by registered mail with return receipt requested, or by Federal Express or other reputable express courier which mail or express package shall be addressed in the case of the Company to the CEO of Publicis Groupe SA at its principal office in Paris France, with a copy to its General Counsel, and to Executive’s address appearing on the books of the Company or to such other address as may be designated by Executive. Such notice shall be considered given upon receipt.

     21. Counterparts. This Agreement may be executed in counterparts, each of which so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

     22. Effective Date. This Agreement will become effective as of the date written first above and will be governed by the internal, substantive laws of the State of Illinois.

     23. Entire Agreement. As of the Effective Date, the Executive agrees that the CIC Agreement is no longer in effect and he voluntarily waives any and all rights he may have had under the CIC Agreement in favor of the benefits provided by this Agreement. Executive and Company agree that, except as specifically provided herein, this Agreement supersedes all previous agreements, written or oral, between Executive and any person within the Company. Executive acknowledges that he has had the opportunity to review this Agreement carefully; that he has read this Agreement and he understands the terms of the Agreement; and that he voluntarily agrees to them.

     IN WITNESS WHEREOF, the Executive named below, having read and fully understood each of the provisions of this Agreement, and the Company, have executed this Agreement as of the day and year first set forth above.

JACK KLUES		PUBLICIS GROUPE S.A.

		By:	/s/ Maurice Lévy

Maurice Lévy
Chairman of the Directoire
/s/ Jack Klues

(Signature)

STARCOM WORLDWIDE DIVISION OF LEO BURNETT USA, INC.

By:	/s/ Frank Voris

(Signature)
Chief Financial Officer

(Title)